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                                 [LETTERHEAD]


                                                                    May 20, 1997



The Board of Directors                 The Board of Directors
TCF Financial Corporation              Winthrop Resources Corporation
Suite 302                              1015 Opus Center
801 Marquette Avenue                   9900 Bren Road East
Minneapolis, Minnesota 55402           Minnetonka, Minnesota  55343


Dear Boards of Directors:

You have requested the opinion of KPMG Peat Marwick LLP ("KPMG") regarding certain Federal income tax consequences of a plan of a reverse subsidiary merger pursuant to which Winthrop Resource Corporation, ("Target" or "Surviving") will merge (the "Merger") with a newly formed corporation ("Acquisition") incorporated under the laws of the state of Minnesota, which will at the time of the Merger be a wholly-owned first-tier subsidiary of TCF Financial Corporation ("Purchaser"). In rendering this opinion, we have relied upon the documents you have submitted for our consideration including an Agreement and Plan of Reorganization dated February 28, 1997, between Purchaser, Acquisition, and Target Company, referred to herein as the "Document." All section references herein are to the Internal Revenue Code of 1986, as amended to the date of this opinion, unless stated otherwise.

The opinions contained herein are based solely upon the information contained in the Document and the FACTS and REPRESENTATIONS as contained herein. If any of the FACTS or REPRESENTATIONS are not correct or complete, it is imperative that we be so informed immediately, in writing, as such could cause us to change our opinions. In order to facilitate a

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full and complete understanding of the basis for our opinions, a draft of this opinion (dated April 15, 1997) was circulated for your review and concurrence. We express no opinion on any matter not expressly addressed herein, and no inference should be drawn regarding any matter not expressly addressed.

                                        FACTS

THE CORPORATE PARTIES

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Purchaser has outstanding shares of voting common stock ("Purchaser Common Stock"). Acquisition is a newly organized company chartered under the laws of the state of Minnesota and is a wholly-owned first-tier subsidiary of Purchaser. Target is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Minnesota and has the requisite corporate power to carry on its business as now conducted. Target has authorized and outstanding one class of common stock only.

For what have been represented to KPMG to be valid corporate business reasons, the Boards of Directors of Purchaser and Target have determined that it is in the best interests of Purchaser and Target and their respective shareholders to consummate the Merger. Therefore, to accomplish these business reasons, Acquisition will merge in a statutory merger with and into Target in

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accordance with the applicable laws of the state of Minnesota.  In the
Merger, Target will be the surviving corporation and the separate corporate existence of Acquisition will cease. Purchaser may, at its election, contribute all of the stock of the Surviving to one of its wholly-owned, first tier subsidiaries ("Subsidiary"). It has been represented to KPMG that in the event that Purchaser transfers all of the stock of Surviving to Subsidiary after the merger, purchaser will be in control of Subsidiary within the meaning of section 368(c) of the Internal Revenue Code as amended(1) and Subsidiary will also be a member of Purchaser's consolidated group for federal income tax purposes.

Pursuant to and as a result of the Merger, each issued and outstanding share of Target common stock par value $.01 per share ("Target Common Stock"), (other than Dissenting Shares and shares of Target Common Stock held as treasury stock of Target shall be converted into and exchangeable for .7766 of one share of Purchaser Common Stock plus cash in lieu of fractional shares (the "Merger Consideration").

Target also has outstanding options to purchase shares of Target Common Stock ("Target Options"). Each Target Option which is outstanding and unexercised immediately prior to the effective time of the Merger shall after the effective time of the Merger represent an option to acquire, on the same terms and conditions as were applicable under such option, the same number

-----------------
(1) All section references are the Internal Revenue Code of 1986, as amended to the date of this letter unless otherwise noted.


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of shares of Purchaser Common Stock as the holder of such option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the effective date of the Merger, at a price per share equal to (x) the aggregate exercise price for the shares of Target Common Stock otherwise purchasable pursuant to such option, divided by
(y) the number of full shares of Purchaser Common Stock deemed purchasable pursuant to such option. In the case of any option to which Section 421 applies by reason of its qualification under Section 422, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such options shall be determined in order to comply with Section 424(a).

                         REPRESENTATIONS

With respect to the Merger, the following additional representations are made to
KPMG:

1. The fair market value of the Purchaser Common Stock and other consideration to be received by each shareholder of Target pursuant to the Merger will be approximately equal to the fair market value of the Target Common Stock surrendered in exchange therefor.

2. There is no plan or intention for the shareholders of Target who own one percent or more of the Target Common Stock and to the best of the


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     knowledge of the management of Target there is no plan or intention on the part of the remaining Target shareholders to sell, exchange, or otherwise dispose of a number of shares of Purchaser Common Stock to be received in the Merger that would reduce the Target shareholders ownership of Purchaser Common Stock to a number of shares having a value, as of the date of the Merger, of less than 50 percent of the value of all of the formerly outstanding shares of Target Common Stock as of the same date. For purposes of this representation, shares of Target Common Stock exchanged for cash in lieu of fractional shares or surrendered by dissenters will be treated as outstanding Target Common Stock on the date of the merger. In addition, shares of Target Common Stock and shares of Purchaser Common Stock held by Target shareholders and others sold, redeemed, or disposed of prior or subsequent to the Merger in making this representation.

3. Following the transaction, Target will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Acquisition's net assets and at least 70 percent of the fair market value of Acquisition's gross assets held immediately prior to the transaction. For purposes of this representation, amounts paid by Target or Acquisition to

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     Target shareholders who receive cash or other property, amounts paid by Target or Acquisition to dissenters, amounts used by Target or Acquisition to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Target will be included as assets of Target or Acquisition, respectively, immediately prior to the transaction.

4. Prior to the transaction, Purchaser will be in control of Acquisition within the meaning of Section 368(c).

5. Target Company has no plan or intention to issue additional shares of its common stock that would result in Purchaser losing control of Target Company within the meaning of Section 368(c).

6. Purchaser has no plan or intention to reacquire any of its stock issued in the Merger.

7. Purchaser has no plan or intention to liquidate Target; to merge Target with or into another corporation; to sell or otherwise dispose of the stock of Target except for the partial transfer of the Target Common Stock to Subsidiary. Purchaser will not cause Target to sell or otherwise dispose of


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     any of its assets or assets acquired from Acquisition except for dispositions made in the ordinary course of business, and except distributions from Surviving to Purchaser before the contribution by Purchaser of all of the stock of Surviving to Subsidiary, after which Target will continue to hold 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Acquisition's net assets and at least 70 percent of the fair market value of Acquisition's gross assets held immediately prior to the transaction. For purposes of this representation the percentage references include payments described in REPRESENTATION number three.

8. Acquisition will have no liabilities. Therefore in the Merger there will be no liabilities assumed by Target and will not transfer any assets subject to liabilities in the Merger.

9. After the Merger, Purchaser, or a wholly-owned, first tier subsidiary of Purchaser, will continue to own all the outstanding stock of Target and Target will continue its historic business or use a significant portion of its historic business assets in a business.


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10.  Purchaser, Acquisition, Target, and their respective shareholders will each pay their own expenses, if any, incurred in connection with the Merger.

11. There is no intercorporate debt between Target and Acquisition or between Target and Purchaser, or any of their respective subsidiaries, that was issued, acquired, or will be settled at a discount.

12. In the transaction, shares of Target Common Stock representing control of Target, as defined in Section 368(c), will be exchanged solely for Purchaser Common Stock. For purposes of this representation, shares of Target Common Stock exchanged for cash or other property originating with Purchaser will be treated as outstanding Target Common Stock on the date of the transaction.

13. At the time of the transaction, Target will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Target that, if exercised or converted, would affect Purchaser's acquisition or retention of control of Target, as defined in Section 368(c).



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14.  Purchaser does not own, nor has it owned during the past five years, any shares of the stock of Target.

15. Neither Purchaser, Acquisition, nor Target is an investment company as defined in Sections 368(a)(2)(F)(iii) and (iv).

16. On the date of the transaction, the fair market value of the assets of Target will exceed the sum of its liabilities, plus the liabilities, if any, to which the assets are subject.

17. Target is not under the jurisdiction of a court in a Title 11 or similar case as defined in Section 368(a)(3)(A).

18.  No stock of Acquisition will be issued in the Merger.

19. The payment of cash in lieu of a fractional share of Purchaser Common Stock is solely to save the expense and inconvenience to Purchaser of issuing and carrying fractional shares and it is not separately bargained for consideration. The maximum cash that any one Target shareholder will receive in lieu of a fractional share interest of Purchaser Common Stock will be less than the value of one full share and the total cash paid in lieu of



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     fractional share interests will be less than 1 percent of the total consideration paid to the Target shareholders.

20. The former shareholders of Target will own less than 50 percent of the value and voting power of Purchaser after the Merger.

21. Each Target Option which is outstanding and unexercised immediately prior to the effective time of the Merger shall after the effective time of the Merger represent an option to acquire, on the same terms and conditions as were applicable under such option, the same number of shares of Purchaser Common Stock as the holder of such option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the effective date of the Merger, at a price per share equal to (x) the aggregate exercise price for the shares of Target Common Stock otherwise purchasable pursuant to such option, divided by (y) the number of full shares of Purchaser Common Stock deemed purchasable pursuant to such option. In the case of any option to which Section 421 applies by reason of its qualification under Section 422, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such options shall be determined in order to comply with Section 424(a).

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22.  Neither the non-statutory Target Options granted under the Target Stock
     Option Plans nor the non-statutory stock options following the conversion pursuant to the Merger held by the option holders have been, are, or will be actively traded on an established securities market and are not transferable by the optionees other than by will, or if an optionee dies intestate, by the laws of descent and distribution of the state of domicile of the optionee at the time of death, and are exercisable during the lifetime of an optionee only by the optionee or by the guardian or legal representative of the optionee. At the time the non-statutory Target Options were granted, the exercise price was equal to the fair market value.

23. Neither the incentive Target Options granted under the Target Stock Option Plans nor the incentive stock options following the conversion pursuant to the Merger held by the option holders have been, are, or will be actively traded on an established securities market and are not transferable by the optionees other than by will, or if an optionee dies intestate, by the laws of descent and distribution of the state of domicile of the optionee at the time of death, and are exercisable during the lifetime of an optionee only by the optionee or by the guardian or legal representative of the optionee. At the time the incentive Target Options were granted, the


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     exercise price was equal to the fair market value.  The assumption of the options by Purchaser will not give the optionee benefits other than those provided in the Target Stock Option Plan prior to the assumption.

24. Target will pay its dissenting shareholders the value of Target Common Stock out of its own funds. No funds will be supplied for that purpose, directly or indirectly, by Purchaser, nor will Purchaser directly or indirectly reimburse Target for any payments to dissenters.

Based solely upon the information contained in the Document and the FACTS and REPRESENTATIONS as stated herein, KPMG renders the following opinions regarding the Federal income tax consequences of the Merger:

A. Provided the Merger is consummated in accordance with applicable state law, the Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and (a)(2)(E). Purchaser, Acquisition, and Target will each be "a party to the reorganization" as defined in Section 368(b).

B. No gain or loss will be recognized by Acquisition on the transfer of its assets to Target in exchange for Target Common Stock, (section 361(a)).


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C.   No gain or loss will be recognized by Target upon the receipt of the assets of Acquisition in exchange for Target Common Stock (section 1032(a)).

D. The basis of the assets of Acquisition acquired by Target will be the same as the basis of such assets in the hands of Acquisition immediately prior to the exchange (section 362(b)).

E. No gain or loss will be recognized by Purchaser upon the receipt of solely stock of Target in exchange for stock of Acquisition (section 354(a)(1)).

F. The holding period of the assets of Acquisition in the hands of Target, in each instance, includes the period during which such assets were held by Acquisition (section 1223(2)).

G. No gain or loss will be recognized by the shareholders of Target upon the exchange of their Target Common Stock solely for Purchaser Common Stock (including any fractional share interest to which they may be entitled) pursuant to the Merger (section 354(a)(1)).

H. The basis of the Purchaser Common Stock (including any fractional share interest to which they may be entitled) to be received by the shareholders


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     of Target will be the same as the basis of Target Common Stock surrendered in exchange therefor (section 358(a)(1)).

I. The holding period of the Purchaser Common Stock (including any fractional share interest to which they may be entitled) received by the shareholders of Target will include the period during which Target Common Stock surrendered therefor was held, provided the stock of Target was a capital asset in the hands of the shareholders of Target on the date of the exchange (section 1223(1)).

J. As provided by section 381(a) and section 1.381(a)-1 of the Income Tax Regulations, Target will succeed to and take into account the items of Acquisition described in section 381(c). These items will be taken into account by Target subject to the provisions and limitations specified in section 381, 382, 383, 384 and 1502 and the regulations thereunder.

K. As provided by section 381(c)(2) and section 1.381(c)(2)-1 of the regulations, Target will succeed to and take into account immediately after the transaction, the earnings and profits, or deficit in earnings and profits of Acquisition as of the date of transfer. Any deficit in earnings and profits


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     will be used only to offset the earnings and profits
     accumulated after the date of transfer.

L. The receipt of cash in lieu of a fractional share of Purchaser Common Stock will be treated as if Purchaser actually issued the fractional shares as part of the exchange and then redeemed them for cash. Such cash will be treated as having been received as distributions in full payment in exchange for the interest within the meaning of Section 302(a). Provided the Purchaser Common Stock is a capital asset in the hands of the Target shareholder, gain or loss on such redemption will qualify as a capital gain or loss as the case may be.

M. Where a Target shareholder receives cash by exercising statutory dissenter's rights the cash will be treated as having been received by such shareholder as a distribution in redemption of his or her Target Common Stock, subject to he provisions and limitations of Section 302 provided Target Corporation is not a collapsible corporation as defined in Section 341.

N. No income, gain or loss will be recognized by the holders of nonqualified Target Options granted under the Target Stock Option Plans upon the


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     conversion of those options pursuant to the Merger into nonqualified stock options purchase Purchaser Common Stock. No income, gain or loss will be recognized by the holders of incentive Target Options granted under the Target Stock Option Plans upon the conversion of those options pursuant to the Merger into incentive stock options purchase Purchaser Common Stock. No opinion is expressed as to the qualification of either Target's options or Purchaser's options under either section 422 or 423 of the Code.



                               *  *  *  *  *  *


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The opinions expressed above are rendered only with respect to the specific matters discussed herein, and we express no opinion with respect to any other federal or state income tax or legal aspect of the offering. If any of the above-stated facts, circumstances, or assumptions are not entirely complete or accurate, it is imperative that we be informed immediately, as the inaccuracy or incompleteness could have a material effect on our conclusions. This opinion is not binding upon the Internal Revenue Service, any state or local tax authority, or any tax court. No assurance can be given that a position contrary to that expressed herein will not be asserted by the Internal Revenue Service or any other tax authority. In rendering our opinion, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes could also have an effect on the validity of our opinion.


KPMG PEAT MARWICK LLP
/s/ KPMG PEAT MARWICK LLP


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